POLYMET MINING CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 July 2007

U.S. Funds

Suite 1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
E-MAIL: info@polymetmining.com OR VISIT OUR WEBSITE AT: www.polymetmining.com

- See Accompanying Notes -

PolyMet Mining Corp.
Interim Consolidated Balance Sheets
As at 31 July and 31 January
All figures in Thousands of U.S. Dollars

	31 July	31 January
	2007	2007
ASSETS	(unaudited)
Current
Cash and equivalents	$35,304	$8,897
Accounts receivable and advances	64	61
Investment (Note 11)	2,307	-
Prepaid expenses	683	210
	38,358	9,168
Deferred Financing Costs	1,665	1,397
Mineral Property, Plant and Equipment (Notes 3 and 4)	48,579	38,166
	$88,602	$48,731

LIABILITIES
Current
Accounts payable and accrued liabilities	$2,434	$1,518
Current portion of long term debt (Note 5)	1,977	2,000
	4,411	3,518

Long term
Long term debt (Note 5)	10,890	11,853
Asset retirement obligation (Note 6)	3,341	3,422
	18,642	18,793

SHAREHOLDERS’ EQUITY
Share Capital - (Note 7)	104,159	72,923
Contributed Surplus – (Note 7d))	19,949	9,614
Accumulated Other Comprehensive Loss	(142)	-
Deficit	(54,006)	(52,599)
	69,960	29,938
	$88,602	$48,731

Contingent Liabilities and Commitments (Notes 4 and 10)

ON BEHALF OF THE BOARD:

”William Murray”	Director

“David Dreisinger”	Director

- See Accompanying Notes -

PolyMet Mining Corp.
Interim Consolidated Statements of Loss, Other Comprehensive Loss and Deficit
For the Periods Ended 31 July
All figures in Thousands of U.S. Dollars except per share amounts

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	31 July	31 July	31 July	31 July
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Pre-feasibility Costs

See Schedule 1 (Note 1)	$-	$3,441	$-	$7,136

General and
Administrative
Amortization	6	2	11	3
Consulting fees	33	120	50	153
Investor relations and financing	50	23	105	47
Office and corporate wages	380	218	743	438
Professional fees	147	144	318	225
Shareholders’ information	119	27	173	72
Stock-based compensation expense (Note 7c))	125	349	516	4,138
Transfer agent and filing fees	36	68	89	92
Travel	112	147	298	235
	1,008	1,098	2,303	5,403

Other Expenses
Interest income	(449)	(166)	(511)	(229)
Loss (gain) on foreign exchange	(44)	205	(368)	146
Rental income	(5)	(13)	(17)	(13)
	(498)	26	(896)	(96)

Loss for the Period	$510	$4,565	$1,407	$12,443

Other Comprehensive Loss
Unrealized loss on investment	142	-	142	-
Comprehensive Loss	652	4,565	1,549	12,443

Loss for the Period	510	4,565	1,407	12,443
Deficit – Beginning of the period	53,496	42,584	52,599	34,706

Deficit – End of the period	$54,006	$47,149	$54,006	$47,149

Loss per Share	$(0.00)	$(0.04)	$(0.01)	$(0.11)

Weighted Average
Number of Shares	136,557,957	115,973,335	130,517,138	110,744,153

- See Accompanying Notes -

PolyMet Mining Corp.
Interim Consolidated Statements of Changes in Shareholders’ Equity
All figures in Thousands of U.S. Dollars except per share amounts

	Common Shares (Note 7)

	Authorized			Contributed	Accumulated	Deficit	Total
	Shares	Shares	Amount	Surplus	Other	(restated –	(restated
					Comprehensive	Note 2)	– Note 2)
					Loss
Balance – 31 January 2006	Unlimited	100,173,173	$46,009	$8,084	$-	(34,706)	$19,387
Loss for the year		-	-	-	-	(17,893)	(17,893)
Issuance of shares for
bonus (Note 10)	-	2,350,000	1,289	-	-	-	1,289
Shares issued for cash:
Exercise of warrants	-	14,662,703	17,963	(3,653)	-	-	14,310
Exercise of options	-	2,193,000	765	-	-	-	765
Shares issued for	-	2,000,000	6,160	-	-	-	6,160
property (Note 4)
Stock-based
compensation	-	-	-	4,723	-		4,723
Warrants issued for
deferred financing costs	-	-	-	1,197	-	-	1,197
Fair value of stock
options exercised	-	-	737	(737)	-	-	-
Balance – 31 January 2007	Unlimited	121,378,876	$72,923	$9,614	$-	(52,599)	$29,938
Loss for the period	-	-	-	-	-	(1,407)	(1,407)
Other comprehensive	-	-	-	-	(142)	-	(142)
loss for the period
Shares and warrants
issued:
Exercise of options	-	36,100	35	-	-	-	35
Private placement,
finders’ fees and
issuance costs	-	15,150,000	31,177	8,346	-	-	39,523
Stock-based
compensation	-	-	-	2,013	-	-	2,013
Fair value of stock
options exercised	-	-	24	(24)	-	-	-
Balance – 31 July 2007		136,564,976	104,159	19,949	(142)	(54,006)	69,960

Figures since 31 January 2007 unaudited, prepared by management

- See Accompanying Notes -

PolyMet Mining Corp.
Interim Consolidated Statements of Cash Flows
For the Periods Ended 31 July
All figures in Thousands of U.S. Dollars

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	31 July	31 July	31 July	31 July
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating Activities
Loss for the period	(510)	(4,565)	(1,407)	(12,443)
Items not involving cash
Amortization	6	2	11	3
Stock-based compensation	125	349	516	4,138
Changes in non-cash working capital items
Accounts receivable and advances	4	(34)	(3)	(35)
Prepaid expenses	(490)	(22)	(473)	27
Accounts payable and accrued liabilities	(80)	538	427	(380)
Net cash provided by (used in) Operating
Activities	(945)	(3,732)	(929)	(8,690)

Financing Activities
Share capital, net of costs – for cash	(98)	4,177	39,558	14,846
Changes in accounts payable and accrued
liabilities related to financing activities	(923)	-	-	-
Deferred financing costs	(91)	-	(268)	-
Long term debt repayment	(500)	(250)	(1,000)	(500)
Net cash provided by (used in) Financing
Activities	(1,612)	3,927	38,290	14,346

Investing Activities
Purchase of investment	(1,966)	-	(1,966)	-
Purchase of mineral property, plant and
equipment	(4,728)	(17)	(8,988)	(22)
Net cash provided by (used in) Investing
Activities	(6,694)	(17)	(10,954)	(22)

Net Increase (Decrease) in Cash and
equivalents	(9,251)	178	26,407	5,634

Cash and equivalents– Beginning of Period	44,555	17,127	8,897	11,671

Cash and equivalents – End of Period	35,304	17,305	35,304	17,305

Non-Cash Financing and Investing
Activities

Changes in accounts payable and accrued
liabilities related to investment purchase	489	-	489	-
Interest and accretion on long-term debt	152	24	313	52

- See Accompanying Notes -

PolyMet Mining Corp.	Schedule 1
Interim Consolidated Schedules of Pre-Feasibility Costs
For the Periods Ended 31 July
All figures in Thousands of U.S. Dollars

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	31 July	31 July	31 July	31 July
	2007	2006	2007	2006
	(unaudited)	(restated –	(unaudited)	(restated –
		Note 2)		Note 2)
		(unaudited)		(unaudited)
Direct
Camp and general	-	45	-	130
Consulting fees	-	327	-	595
Drilling	-	26	-	82
Engineering	-	186	-	475
Environmental	-	1,110	-	2,893
Geological and geophysical	-	7	-	51
Insurance	-	73	-	84
Land lease, taxes and licenses	-	-	-	22
Metallurgical	-	295	-	303
Mine planning	-	1,136	-	2,040
Permitting	-	-	-	2
Plant maintenance and repair	-	203	-	291
Sampling	-	33	-	168

Total Costs for the Period (Note 1)	-	3,441	-	7,136

- See Accompanying Notes -

PolyMet Mining Corp.

Notes to Consolidated Financial Statements
31 July 2007
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

1.	Nature of Business and Significant Accounting Policies

PolyMet Mining Corp. (“PolyMet” or “the Company”) was incorporated in British Columbia, Canada on 4 March 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources to PolyMet Mining Corp. on 10 June 1998. The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property is the NorthMet Project, a polymetallic project in northeastern Minnesota, USA. The realization of the Company’s investment in the NorthMet Project and other assets is dependant upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the NorthMet Project, future profitable operations, or alternatively upon disposal of the investment on an advantageous basis.

On 25 September 2006, the Company received the results of the Definitive Feasibility Study (“DFS”) prepared by Bateman Engineering (Pty) Ltd. that confirms the economic and technical viability of the NorthMet Project and, as such, the project has moved from the exploration stage to the development stage.

Basis of Presentation

The interim consolidated financial statements of PolyMet have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods consistent with those used in the preparation of the most recent annual audited financial statements. The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended 31 January 2007.

Certain balances have been reclassified to conform with current period presentation.

Mineral Property, Plant and Equipment

Mineral property costs, aside from mineral property acquisitions costs, incurred prior to determination of the DFS are expensed as incurred and expenditures incurred subsequent to the DFS as well as mineral property acquisition costs are deferred or capitalized until the property is placed into production, sold, allowed to lapse or abandoned.

Acquisition costs include cash and fair market value of common shares.

Upon commencement of commercial production, mineral properties and acquisition costs relating to mines are amortized over the estimated life of the proven and probable mineral reserves to which they relate, calculated on a unit of production basis.

As a result of the Definitive Feasibility Study on the NorthMet Project, the Project has now entered the development stage and the Company has elected to defer mineral property development expenditures related to the NorthMet Project effective 1 October 2006.

Cash and Equivalents

Cash and equivalents include cash and bearer deposits with original maturities less than 90 days.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements
31 July 2007
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

Recent Accounting Pronouncements

The Company has adopted the following CICA standards effective for the Company commencing February 1, 2007:

a)

Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments classified as held for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

b)

Section 1530 – Comprehensive Income - Comprehensive income or loss is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income would include the holding gains and losses from available for sale securities which are not included in net loss until realized.

c)	The adoption of Sections 1530 and 3855 does not have any impact on the opening equity and deficit of the Company.

2.	Restatement

During the quarter ended 31 October 2006, the Company re-examined its accounting for stock-based compensation and its accrual procedures. As a result of this re-examination, the Company determined that stock-based compensation and pre-feasibility expense were inappropriately measured and recognized during the quarter and six months ended 31 July 2006.

The Company has restated its financial statements for the items above and the impacts on certain line items of the financial statements with significant changes for the quarter and six months ended 31 July 2006 were as follows:

Line Item	31 July 2006		31 July 2006
	(3 months ended)		(6 months ended)
	As	Revised	As	Revised
	Previously		Previously
	Reported		Reported
Pre-feasibility costs	2,793	3,441	6,246	7,136
Stock-based compensation	4,168	349	6,120	4,138
General and administrative costs	4,919	1,098	7,326	5,403
Loss for the Period	7,769	4,565	13,444	12,443
Deficit	47,511	47,149	47,511	47,149
Loss per share	(0.07)	(0.04)	(0.12)	(0.11)
Accounts payable and accrued liabilities	333	1,315	333	1,315
Contributed Surplus	9,967	7,986	9,967	7,986

PolyMet Mining Corp.

Notes to Consolidated Financial Statements
31 July 2007
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

3.	Resource Property Agreements

NorthMet, Minnesota, U.S.A. - Lease

By an agreement dated 4 January 1989 and a subsequent amendment and assignment, the Company leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. During the year ended 31 January 2005, United States Steel Corporation assigned the lease to RGGS Land & Minerals Ltd., L.P. The current term of the renewable lease is 20 years and calls for total lease payments of $1.5 million. All lease payments have been paid or accrued to 31 July 2007. The agreement requires future annual lease payments of $150,000 from 4 January 2006 to 2009.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company’s recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

4.	Mineral Property, Plant and Equipment

Details are as follows:

			31 July	31 January
			2007	2007
		Accumulated	Net Book	Net Book
31 July 2007	Cost	Amortization	Value	Value
NorthMet Project	48,409	-	48,409	38,056
Leasehold improvements	47	5	42	41
Computers	50	11	39	12
Furniture and equipment	101	12	89	57
	48,607	28	48,579	38,166

Erie Plant, Minnesota, U.S.A.

By a Memorandum of Understanding dated 5 December 2003 and an option agreement dated 14 February 2004, the Company obtained an option (“Cliffs Option”) to acquire certain property, plant and equipment (“Cliffs Assets”) from Cleveland Cliffs of Cleveland, Ohio (“Cliffs”) located near the Company’s NorthMet Project.

As consideration for the exclusive Cliffs Option, the Company paid $500,000 prior to 31 January 2004 as required and issued to Cliffs 1,000,000 common shares on 30 March 2004, valued at $229,320 to maintain the exclusive rights until 30 June 2006.

On 14 September 2005 the Company reached an agreement in principle with Cliffs on the terms for the early exercise of the Cliffs option and the scope of the plant and equipment to be acquired. On 15 November 2005, the Company exercised this extended option and acquired 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota under the Asset Purchase Agreement.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements
31 July 2007
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

4.	Mineral Property, Plant and Equipment - continued

The consideration for the Asset Purchase was $3.4 million in cash and notes payable and the issuance of 6,200,547 common shares (at fair market value of $7,564,444) in the capital stock of the Company. The remaining cash component will be paid in quarterly instalments of US$250,000 plus interest (Note 5).

On 20 December 2006, the Company closed a transaction (the “Asset Purchase Agreement II”) in which it acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

The purchase price totalling 2 million shares and $15 million in cash and debt is in four tranches:

    2 million shares of PolyMet, paid at closing;
    $1 million in cash, paid at closing;
    $7 million in cash, payable in quarterly instalments of $250,000 commencing 31 December 2006 with the balance payable upon receipt of production financing. Interest is payable quarterly starting 31 December 2006 at the Wall Street Journal Prime Rate, and
    $7 million in cash, payable in quarterly instalments of $250,000 commencing on 31 December 2009. No interest will be payable until 31 December 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate, accordingly the debt has been fair valued, for balance sheet purposes, by discounting it at the Wall Street Journal Prime Rate.

The Company has assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases. These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the asset retirement obligation in the amount of $3,341,000 (Note 6) has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

Under the terms of the agreement Cliffs has the right to participate on a pro-rata basis in future cash equity financings. The Company has a 20 business day first right to acquire or place any shares of PolyMet that Cliffs may chose to sell from time-to-time.

Interest and loan accretion in the amount of $482,000 has been capitalized as part of the cost of the NorthMet Project assets.

As the above assets are not in use, no amortization of these assets has been recorded to 31 July 2007.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements
31 July 2007
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

5.	Long Term Debt

Pursuant to the Asset Purchase Agreements (Note 4) the Company’s wholly owned subsidiary Poly Met Mining, Inc. signed three notes payable to Cliffs in the amounts of $2,400,000, $7,000,000 and $7,000,000, respectively. The first note is interest bearing at the annual simple rate of four percent (4%) and is being paid in quarterly instalments equal to $250,000, commencing in March 2006 for total repayment of $2,500,000. The second note is interest bearing at the Wall Street Journal Prime Rate and shall be paid in quarterly instalments equal to $250,000 commencing 31 December 2006, with the balance repayable upon receipt of commercial financing, for total repayment of $7,000,000. The third note is interest bearing at the Wall Street Journal Prime Rate and shall be paid in quarterly instalments equal to $250,000 commencing on 31 December 2009 for total repayment of $7,000,000. No interest will be payable on the third note until 31 December 2009, accordingly it has been fair valued, for balance sheet purposes, by discounting it at the Wall Street Journal Prime Rate. As at 31 July 2007 the outstanding long term debt was as follows:

	31 July 2007	31 January 2007

Notes Payable	$12,721	$13,768
Accrued interest	146	85
Total debt	12,867	13,853
Less current portion	(1,977)	(2,000)

Long term debt	$10,890	$11,853

6.	Asset Retirement Obligation

As part of the consideration for the Cliffs Purchase Agreements (Note 4), the Company indemnified Cliffs for the liability for final reclamation and closure of the mine and acquired property.

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is contracted to indemnify Cliff’s requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at 31 July 2007 and Canadian GAAP. Once the Company obtains its permit to mine, the environmental and reclamation obligations will be direct with the governing bodies.

The Company’s estimate of the fair value of the asset retirement obligation was $3,341,000 (31 January 2007 - $3,422,000). These were based upon a 31 July 2007 undiscounted future cost of $21.5 million for the first Cliffs transaction and $1.8 million for Cliffs II, an annual inflation rate of 3.00%, a credit-adjusted interest rate of 12.00% and a mine life of 20 years, commencing in early 2009 with a reclamation period of 5 years. Accretion of the liability of $281,000 (31 January 2007 - $280,000) until the commencement of commercial production will be capitalized to the NorthMet Project assets.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements
31 July 2007
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

7.	Share Capital

a)

On 17 April 2007, the Company closed a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant (for accounting purposes, the value of the units was bifurcated between the common shares and the warrants). Each whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees totalling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above.

b)

Effective 25 May 2007, the Company adopted a new Omnibus Share Compensation Plan (“Stock Option Plan”), which was approved by the Company’s shareholders’ on 27 June 2007. The Stock Option Plan covers the Company’s employees, directors, officers and consultants. The options are granted for varying terms ranging from two to five years. During the six month period, the Company granted 1,950,000 options. The maximum number of common shares under the stock option plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 4,940,000 common shares are reserved for issuance as awards other than options (Note 10a)).

Details of stock option activity are as follows:

	Six months	Year
	ended	ended 31
	31 July	January
	2007
Outstanding - Beginning of period	9,090,000	6,783,700
Granted	1,950,000	4,500,000
Cancelled	-	(700)
Exercised	(36,100)	(2,193,000)

Outstanding - End of period	11,003,900	9,090,000

PolyMet Mining Corp.

Notes to Consolidated Financial Statements
31 July 2007
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

7.	Share Capital - continued

As at 31 July 2007, the following director, officer, consultant and employee stock options were outstanding:

	Exercise Price	Exercise Price
Expiry Date	(USD)	(Cdn)	Number
9 March 2009	$0.38	$0.40	225,000
28 April 2009	$0.70	$0.75	150,000
05 July 2009	$0.62	$0.66	1,118,900
18 October 2009	$0.74	$0.79	50,000
30 March 2010	$0.61	$0.65	425,000
1 May 2010	$0.80	$0.85	350,000
15 June 2010	$0.88	$0.94	40,000
19 September 2010	$1.28	$1.36	1,690,000
24 October 2010	$1.13	$1.20	280,000
5 December 2010	$1.08	$1.15	225,000
20 March 2011	$2.59	$2.76	3,200,000
19 June 2011	$2.79	$2.97	325,000
1 September 2011	$3.58	$3.82	325,000
22 September 2011	$3.29	$3.51	75,000
5 January 2012	$3.09	$3.30	575,000
13 February 2012	$2.99	$3.19	1,250,000
8 March 2012	$2.88	$3.07	400,000
12 March 2012	$2.92	$3.11	250,000
23 March 2012	$2.89	$3.08	50,000
			11,003,900

As at 31 July 2007, all options had vested and were exercisable, with the exception of 625,000 which vest incrementally until 30 June 2008 and 950,000 which vest under completion of specific targets.

c)	Stock-Based Compensation

During the six month period ended 31 July 2007, the Company issued 1,950,000 options to directors, officers, consultants and employees with an average exercise price of USD$2.96 per option. The fair value of stock-based compensation in the amount of $1,748,000 has been recorded in the accounts of the Company as an expense of $516,000 and a debit to mineral property, plant and equipment of $1,232,000, with the offsetting entries going to contributed surplus. An additional $265,000 relating to the modification of an existing option grant has been recorded as a debit to mineral property, plant and equipment with the offsetting credit going to contributed surplus. These values were estimated at the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	3.89% to 4.14%
Expected dividend yield	Nil
Expected stock price volatility	62.67% to 65.40%
Expected option life in years	2.33 to 3.00

The weighted fair value of options granted during the period was US$1.37 (Cdn$1.53) .

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements
31 July 2007
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements
31 July 2007
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

7.	Share Capital - continued

d)	Contributed Surplus

Contributed surplus represents accumulated stock-based compensation costs and warrants issued, reduced by the fair value of the stock options and warrants exercised.

Details are as follows:

	Six months	Year
	Ended	ended
	31 July	31 January
	2007	2007
Balance – Beginning of period	$9,614	$8,084
Current period fair value of stock-based compensation	2,013	4,723
Fair value of warrants issued as finder’s fees	695	-
Fair value of warrants issued in unit financings	7,651	-
Fair value of warrants exercised during the period and transferred
to share capital	-	(3,653)
Fair value of warrants issued for deferred financing costs	-	1,197
Fair value of stock options exercised during the period and
transferred to share capital	(24)	(737)
Balance – End of period	$19,949	$9,614

e)	Share Purchase Warrants

Details of stock purchase warrant activity is as follows:

	31 July 2007		31 January 2007
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Warrants	Price	Warrants	Price
		(US$)		(CDN$)
Warrants outstanding and
exercisable - beginning of year	1,100,000	4.00	14,663,000	1.07
Issued (Note 7a))	8,020,000	4.00	1,100,000	4.53
Exercised	-	-	(14,663,000)	(1.07)

Warrants outstanding and
exercisable – end of period	9,120,000	4.00	1,100,000	4.53

PolyMet Mining Corp.

Notes to Consolidated Financial Statements
31 July 2007
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

7.	Share Capital - continued

f)	Shareholder Rights Plan

Effective 25 May 2007, the Company adopted an updated Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 June 2007. All common shares issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of Cdn$50 per share, subject to adjustment (the “Exercise Price”). However, upon certain events occurring (as defined in the Rights Plan), each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time, as defined in the Rights Plan.

8.	Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	31 July	31 July
	2007	2006
Rent and office charges paid to a company of which the president is a
director	$17	$18

	$17	$18

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements
31 July 2007
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

9.	Segmented Information

The Company is in the permitting stage of developing its mineral property in the U.S. and provides for its financing and administrative functions at the head office located in Canada. Segmented information on a geographic basis is as follows:

31 July 2007	Canada	U.S.	Consolidated
Segment operating loss (6 months ended)	1,169	238	1,407
Segment operating loss (3 months ended)	410	100	510
Identifiable assets	36,511	52,901	88,602

31 July 2006	Canada	U.S.	Consolidated
Segment operating loss (6 months ended)	5,189	7,254	12,443
Segment operating loss (3 months ended)	1,097	3,468	4,565
Identifiable assets	17,277	14,566	31,843

10.	Contingent Liabilities and Commitments

a)

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at 31 July 2007, the Company had received shareholder approval of the Bonus Shares for Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought when the Company is closer to completing the Milestone. To date 3,940,000 shares have been issued for the achievement of Milestones 1 and 3. The bonus shares allocated for Milestones 1  through 4 are valued using the Company’s closing trading price on 28 May 2004 of Cdn$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	(i) issued
Milestone 2	1,300,000	(ii)
Milestone 3	2,350,000	(iii) issued
Milestone 4	3,640,000	(iv)

(i)

Milestone 1 – Completion of an agreement with Cliffs-Erie LLC for the option to purchase of Cliffs-Erie facility to be used as a part of mining and processing operations for the NorthMet Project. This milestone was achieved on 16 February 2004 and therefore, during the year ended 31 January 2005, the Company expensed a Cdn$1,192,500 (US$873,000) bonus as consulting fees and allotted 1,590,000 shares. These shares were issued in March 2005.

(ii)	Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of raw materials to be produced from the NorthMet Project.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements
31 July 2007
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

(iii)

Milestone 3 – Completion of a “bankable feasibility study” which indicates that commercial production from the NorthMet Project is viable. This milestone was achieved on 25 September 2006 and therefore, during the year ended 31 January 2007, the Company expensed a C$1,762,500 ($1,289,000) bonus as consulting fees and allotted 2,350,000 shares. These shares were issued in October 2006.

(iv)	Milestone 4 – Commencement of commercial production at the NorthMet Project at a time when the Company has not less than 50% ownership interest.

(v)

At the Annual General Meeting of shareholders of the Company, held on 21 June 2006, the shareholders approved the issuance of shares under Milestone 3. Shareholders also approved accelerated vesting of bonus shares whereby, in the event the Company is the subject of a take-over bid, all shares that remain subject to issuance under Milestones 2 and 4 shall be vested and issued provided that no individual will benefit from both accelerated vesting and terminated severance allowances as described in paragraph b) below.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements
31 July 2007
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

10.	Contingent Liabilities and Commitments - continued

b)

As a part of certain employment and management contracts, the Company had agreed to severance allowances for key employees and management in the event of a take-over bid. These allowances were based upon the Company’s implied market capitalization at the time of the take-over bid, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share. These severance allowances have been terminated pursuant to oral or written amendments to these contracts and will be replaced by termination agreements representing up to three times the average annual compensation in the three years prior to change of control.

c)

Pursuant to the Company’s Asset Purchase Agreement with Cliffs (Note 4), for as long as Cliffs owns 1% or more of the Company’s issued shares, Cliffs will have the right to participate on a pro-rata basis in future cash equity financings. This agreement also includes a first right of refusal in favour of the Company should Cliffs wish to dispose of its interest.

d)

On 31 October 2006 the Company entered into an agreement with BNP Paribas Loan Services (“BNPP”) whereby BNPP will advise and assist PolyMet in all aspects of preparation for construction finance. As part of this agreement, BNPP was issued warrants to purchase 600,000 shares of the Company’s common stock at a price of US$4.00 per share at any time prior to 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest. As part of the agreement, PolyMet also agreed to pay BNPP $50,000 per month for its advice and assistance and pay the costs for BNPP’s independent engineers, effective 1 July 2007 the monthly fee was reduced to $5,000 per month.

e)

Restricted cash at 30 April 2007 represented a deposit due to Minnesota Power related to the agreement between the Company and Minnesota Power for it to provide all of PolyMet’s electric service needs at its NorthMet Project through 2018. During the quarter ended 31 July 2007, this deposit was paid and the balance was transferred to Mineral Property, Plant and Equipment.

11.	Investment

During the quarter ended 31 July 2007, the Company acquired, for cash, common shares of a publicly traded Canadian mining company whose primary business is the operation of a recently recommissioned base metal mine. This investment represents less than 5% of the public mining company’s outstanding common shares and has been designated as available-for-sale and, as such, has been marked-to-market with the change in the fair market value of the investment from acquisition to 31 July 2007 being recorded in Other Comprehensive Loss. The initial acquisition cost of the investment was C$2,618,000 (US$2,455,000) and the fair market value of the investment at 31 July 2007 was C$2,460,000 (US$2,307,000). The fair market value of the investment at 12 September 2007 was C$1,940,000 (US$1,872,000).